UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

TO

ANNUAL REPORT
OF

THE STATE OF ISRAEL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2014

SECURITIES REGISTERED*

(As of the close of the fiscal year)

TITLE OF ISSUE	AMOUNTS AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission

Avi Braf
Chief Fiscal Officer for the Western Hemisphere
For the Western Hemisphere
Ministry of Finance
of the State of Israel

800 Second Avenue

17th Floor
New York, New York 10017

Copies to:

STEVEN G. TEPPER, ESQ.
Arnold & Porter LLP
399 Park Avenue
New York, New York 10022

*	The Registrant is filing this annual report on a voluntary basis.

THE STATE OF ISRAEL (THE “STATE”)

The sole purpose of this Amendment No. 1 is to file with the Securities and Exchange Commission (i) the Copy of the State Budget Proposal for Fiscal Years 2015-2016 (in Hebrew), which is included as Exhibit C; (ii) the Summary Information and Recent Developments in the State as of January 7, 2016, which is included as Exhibit D-1 hereto and which updates and amends the Current Description of the State previously filed as Exhibit D; and (iii) Form of Amendment No. 2, dated as of January 5, 2016, to the Fiscal Agency Agreement, dated as of March 13, 2000, as amended by Amendment No. 1 dated as of February 24, 2004, between the State and Citibank, N.A., as Fiscal Agent, which is included as Exhibit G.

EXHIBIT INDEX

Exhibit Number

A: None.

B: None.

C: (P) Copy of the State Budget Proposal for Fiscal Years 2015-2016 (in Hebrew).**

D: Current Description of the State of Israel.*

D-1: Recent Developments in the State as of January 7, 2016.

E: Form of Fiscal Agency Agreement, dated as of March 13, 2000, between the Registrant and Citibank, N.A. as Fiscal Agent.***

F: Form of Amendment No. 1, dated as of February 24, 2004, to Fiscal Agency Agreement between the Registrant and Citibank, N.A., as Fiscal Agent.***

G: Form of Amendment No. 2, dated as of January 5, 2016, to the Fiscal Agency Agreement, as amended by Amendment No. 1 to Fiscal Agency Agreement between the Registrant and Citibank, N.A., as Fiscal Agent.

*Previously filed.

** Filed by paper filing under cover of Form SE, pursuant to Rules 306(c) and 311 of Regulation S-T.

*** Previously filed in connection with Registration Statement No. 333-184134.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel on the 7th day of January, 2016.

STATE OF ISRAEL

By:	/s/ Yali Rothenberg
Yali Rothenberg Senior Deputy Accountant General Ministry of Finance

By:	/s/ Gil Cohen
Gil Cohen Managing Director Government Debt Management Ministry of Finance